                                                                                                                         Exhibit 12
                                                                Wyeth
                                        Computation of Ratio of Earnings to Fixed Charges (3)
                                                (in thousands except ratio amounts)


                                                                                       Year Ended December 31,
                                             Nine Months Ended     ----------------------------------------------------------------
                                             September 30, 2004       2003         2002         2001         2000          1999
                                             ------------------    ----------   ----------   ----------   -----------   -----------
Earnings
--------
Income (loss) from continuing operations
    before federal and foreign taxes             $3,333,918        $2,361,612   $6,097,245   $2,868,747   $(1,101,040)  $(1,907,299)

Add:
----
  Fixed charges                                     259,871           346,564      430,449      439,058       324,887       403,694

  Minority interests                                 24,710            32,352       27,993       20,841        26,784        30,301

  Amortization of capitalized interest                7,560             8,772        8,866        2,497         1,917         1,803

Less:
-----
  Equity income (loss)                                 (432)             (468)      20,766       70,372        55,991         2,122

  Capitalized interest                               65,100           115,800       88,008       94,257        43,303        15,375
                                                 ----------        ----------   ----------   ----------   -----------   -----------

Total earnings (loss) as defined                 $3,561,391        $2,633,968   $6,455,779   $3,166,514     $(846,746)  $(1,488,998)
                                                 ==========        ==========   ==========   ==========   ===========   ===========

Fixed Charges:
--------------

  Interest and amortization of debt expense        $158,575          $182,503     $294,160     $301,145      $238,840      $343,271

  Capitalized interest                               65,100           115,800       88,008       94,257        43,303        15,375

  Interest factor of rental expense (1)              36,196            48,261       48,281       43,656        42,744        45,048
                                                 ----------        ----------   ----------   ----------   -----------   -----------

    Total fixed charges as defined                 $259,871          $346,564     $430,449     $439,058      $324,887      $403,694
                                                 ==========        ==========   ==========   ==========   ===========   ===========

Ratio of earnings to fixed charges (2)                 13.7               7.6         15.0          7.2           -             -


(1)   A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.

(2)   The results of operations for the years ended December 31, 2000 and 1999 were inadequate to cover total fixed charges as defined. The coverage deficiency for the years ended December 31, 2000 and 1999 was $1,171,633 and $1,892,692, respectively.

(3)   Amounts have been restated to reflect the Cyanamid Agricultural Products business as a discontinued operation.

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